Exhibit 99.1

ISB6.7 G MidRange Natural Gas Engine Now in Full Production

Low Emission Engine Expands to Shuttle Bus, Medium-Duty Truck, and Vocational Segments

VANCOUVER, Dec. 8, 2016 /CNW/ - Cummins Westport Inc. (CWI) today announced the ISB6.7 G, a 6.7 litre midrange, factory built natural gas engine is now fully available as a production engine for shuttle bus, medium duty truck, and vocational applications in North America. As previously announced, the engine has been availabile for school bus applications since May 2016 from Thomas Built Buses.  The 6.7 litre engine platform has large OEM availability for midrange trucks, vocational trucks and mid size buses and the expansion of applications potentially available for the ISB6.7 G engine more than doubles its addressable market.

The ISB6.7 G is based on the Cummins ISB6.7 diesel engine platform, the industry leader in the Cummins midrange engine family, and operates exclusively on natural gas, including compressed, liquid, or renewable natural gas (RNG).  The ISB6.7 G is the second engine from CWI to receive emission certification from the U.S. Environmental Protection Agency (EPA) and the Air Resources Board (ARB) in California for meeting the Optional Low NOx Emissions standards.

"We are pleased to announce the ISB6.7 G is now in full production and available for all of our customers and OEM partners," said Rob Neitzke, President of CWI.  "An engine of this size is a natural addition to CWI's portfolio of natural gas engines.  Many customers using school and shuttle buses, medium duty trucks, or vocational vehicles operate within a local area where the return to base nature of their operation allows them to use fleet-owned or growing publicly available natural gas fueling infrastructure.  The ISB6.7 G offers the midrange customer an ability to take advantage of the most cost effective overall solution with the benefit of a low emission natural gas engine that has proven performance, reliability, and durability.  In addition, operating on RNG offers customers a tremendous greenhouse gas savings opportunity versus fossil fuels."

NOx emissions of the ISB6.7 G are 0.1 g/bhp-hr. - 50% lower than the current EPA and ARB NOx limit of 0.2 g/bhp-hr.  CO2 emissions meet the 2017 EPA greenhouse gas (GHG) emission requirements.  All CWI natural gas engines are lower than the 2010 EPA standard for particulate matter (0.01 g/bhp-hr.)

The ISB6.7 G utilizes CWI emission leading and proprietary spark-ignited, stoichiometric combustion with cooled exhaust gas recirculation (SEGR) technology.  It features electronic control with programmable features, a closed crankcase ventilation system, and maintenance-free three-way catalyst aftertreatment.  No diesel particulate filter or selective catalytic reduction aftertreatment is required.

The ISB6.7 G will be manufactured in the Cummins engine plant and offered in three ratings up to 240 hp and 560 lb-ft torque.  Power Take-Off  and automatic transmission capability meet customer and original equipment manufacturer requirements.  Base warranty is two years, with unlimited miles/kilometers.  Extended Coverage options are also available.

Partial funding in support of the ISB6.7 G engine development has been received from the California Energy Commission through its Public Interest Energy Research (PIER) Program in conjunction with the Gas Technology Institute.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Fuel Systems Inc. (NASDAQ: WPRT / TSX: WPRT), a premier, global company for the engineering, manufacturing and supply of alternative fuel systems and components. www.cumminswestport.com

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Fuel Systems Inc. - Investor Inquiries: Todd Skene, Manager, Investor Relations & Communications, Phone: 604-718-2046, Email: Invest@wfsinc.com, Web: www.wfsinc.com; Cummins Inc.: Jon Mills, Director - External Communications, Phone: 317-610-4244, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:05e 08-DEC-16